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SEC FILE NUMBER
1-14131

CUSIP NUMBER
01642T 10 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Alkermes, Inc.

Full Name of Registrant

Former Name if Applicable
88 Sidney Street

Address of Principal Executive Office (Street and Number)
Cambridge, MA 02139-4234

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Alkermes (the “Company”) is currently undergoing a periodic review of its Exchange Act filings by the Staff of the Securities and Exchange Commission (the “Staff”). As part of that review, the Staff has requested information from the Company regarding the basis for the Company’s accounting treatment for the collaboration with Cephalon, Inc. (Cephalon) relating to VIVITROL®. The Company has provided the information requested by the Staff. The Staff has not completed its review, nor informed the Company that its financial reporting for the Cephalon transaction is not in accordance with GAAP. However, due to the complex and evolving nature of the accounting in this area, the Company is not filing its Annual Report on Form 10-K for the year ended March 31, 2007, in light of the ongoing discussions between the Company and the Staff on the appropriate accounting under GAAP for the Cephalon collaboration. The Company will work to resolve these issues, if possible, within the time period required for the filing of its Annual Report, including the extension provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended, though there can be no assurances that all matters will be resolved by that date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James M. Frates	617	494-0171
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alkermes, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 29, 2007	By	/s/ James M. Frates

James M. Frates
Senior Vice President, Chief Financial Officer and Treasurer